Exhibit 99.1

Press Release

Celyad Oncology provides fourth quarter 2023 business update and 2024 outlook

Three main pillars to unlock the potential of proprietary technology platforms and intellectual property:

•	A proprietary non-gene editing technology platform based on multiplexing of short hairpin ribonucleic acid (shRNAs)-derived sequences to broaden the capacities of CAR-Ts

•	Differentiated targets to widen the range of indications and the development of multispecific CARs to overcome the main limitations of current CAR-T therapies

•	A robust and broad Intellectual Property (IP) portfolio

Mont-Saint-Guibert, Belgium; January 16, 2024, 10:01 pm CET—Celyad Oncology (Euronext: CYAD) (the “Company”), today provides a fourth quarter 2023 business update and an outlook for 2024.

Michel Lussier, interim Chief Executive Officer of Celyad Oncology, commented: “2023 has been a very important year for Celyad Oncology, after the changes that occurred in 2022. Our research team has made a remarkable progress to broaden the range of cancer indications that could be targeted by chimeric antigen receptor (CAR) T-cells and to tackle the main limitations of current CAR T-cell therapies. We have shared new data at several scientific and business conferences along the year, and published in high impact peer-reviewed journals. We are eager to see the impact of our efforts to unleash the power of our IP estate and stay at the forefront of next-generation CAR T-cell development.”

2023 corporate accomplishments

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On August 24, 2023, the Company announced that it obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to €9.8 million in 2 tranches:

•	A first tranche of 2.0 million was disbursed in the context of authorized capital as of September 4, 2023; and

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A second tranche subscribed by Fortress was approved by the extraordinary shareholders’ meeting of November 14, 2023. Following this private placement, the Company believes that its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the second quarter of 2025.

2023 operational highlights

•	Multiplex short hairpin ribonucleic acid (shRNA) non-gene edited technology – All along 2023, we have collected and presented data validating our shRNA multiplexing approach:

•	We developed a chimeric micro-RNA (miRNA) cluster to enable multiplexing of shRNAs, designed for easy, efficient, and tunable downregulation of up to four target genes simultaneously in CAR T-cells;

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Results detailing the technical aspects of the development of this platform have been published in Molecular Therapy – Nucleic Acids (Mol Ther Nucleic Acids. 2023, 34:102038). This publication has raised much interest from the community and was subjected to an editorial comment in the same volume of the Journal (Mol Ther Nucleic Acids. 2023, 34:102077);

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Additional data which demonstrate feasibility of this approach in the context of allogeneic cell therapies or with the aim to create therapies able to overcome the coinhibitory effects of exhaustion markers were presented at several scientific conferences. Posters are available on the company’s website, at https://celyad.com/our-science-technology/publications/.

Press Release

•	Multispecific NKG2D-based CAR T-cell platform – In 2023, we have compiled and presented data validating our multispecific approach targeting NKG2D ligands (NKG2DL):

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We have developed different CD19/NKG2DL, BCMA/NKG2DL and PSMA/NKG2DL multispecific CAR T-cells, utilizing both tandem constructs – that encompass the extracellular domain of the natural NKG2D receptor fused to a scFv targeting CD19, BCMA or PSMA, or dual constructs – that co-express the NKG2D-based CAR with an anti-CD19, anti-BCMA or anti-PSMA CAR, respectively;

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Our data provides the proof-of-concept that NKG2DL are valuable targets in a multispecific CAR approach and demonstrate our CD19/NKG2DL multispecific CAR T-cells are highly effective to counteract relapses due to CD19 antigen loss in vivo. In vitro data generated with BCMA/NKG2DL and PSMA/NKG2DL multispecific CAR T-cells further validate this approach in other hematological and solid indications. Posters are available on the company’s website, at https://celyad.com/our-science-technology/publications/.

Financial highlights

As of December 31, 2023, the Company had cash and cash equivalents of €3.0 million and short-term investments of €4.0 million. The Company projects that its existing cash, cash equivalents and short-term investments should be sufficient to fund operating expenses and capital expenditure requirements into the second quarter of 2025. Therefore, the Company continues to project that its existing cash and cash equivalents will be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date of this press release.

Outlook for 2024

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More data and evidence in the context of the multispecific CAR T-cell platform and shRNA multiplexing approach will be shared in the first half of 2024, with the aim to develop assets ready for a potential initiation of clinical trials either by the Company and/or through strategic partnerships afterwards.

•	Celyad Oncology will attend the 7th CAR-TCR Europe summit in London, UK (February 27-29, 2024), the must-attend forum to brainstorm and stay at the forefront of cell therapy innovations.

Financial Calendar 2024

• April 5th, 2024	• Full Year 2023 Financial Results

• May 6th, 2024	• Annual shareholders meeting

• August 6th, 2024	• First Half 2024 Interim Results

The financial calendar is communicated on an indicative basis and may be subject to change.

About Celyad Oncology

Celyad Oncology is a cutting-edge biotechnology company dedicated to pioneering the discovery and advancement of revolutionary technologies for chimeric antigen receptor (CAR) T-cells. Its primary objective is to unlock the potential of its proprietary technology platforms and intellectual property, enabling to be at the forefront of developing next-generation CAR T-cell therapies. By fully leveraging its innovative technology platforms, Celyad Oncology aims to maximize the transformative impact of its candidate CAR T-cell therapies and redefine the future of CAR T-cell treatments. Celyad Oncology is based in Mont-Saint-Guibert, Belgium. For more information, please visit www.celyad.com.

Press Release

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the continuation of the Company’s existence, its cash and cash runway. The words “will,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor & Media Contact:

David Georges, VP Finance and Administration

investors@celyad.com

communications@celyad.com

Source: Celyad Oncology SA